SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Index

1.	Summary of 2022 1H Business Report

2.	Exhibit 99.1 Woori Financial Group Review Report for 2022 1H (Consolidated)

3.	Exhibit 99.2 Woori Financial Group Review Report for 2022 1H (Separate)

Summary of 2022 First Half Business Report

Except where indicated otherwise, financial information contained in this document (including the attached financial statements) has been prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“Korean IFRS”), which differ in certain important respects from generally accepted accounting principles in the United States.

All references to “Woori Financial Group,” “we,” “us,” “the Group” or the “Company” are to Woori Financial Group Inc. and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

I.	Introduction of the Company

1.	Overview of the Company

a.	History

January 11, 2019	Establishment of the Company pursuant to a comprehensive stock transfer, by which Woori Bank, Woori FIS, Woori Finance Research Institute, Woori Credit Information, Woori Fund Services and Woori Private Equity Asset Management became wholly-owned subsidiaries of the Company.

February 13, 2019	Listed on the Korea Exchange (KRX).

April 5, 2019	Entered into share purchase agreements to acquire Tongyang Asset Management Corp. and ABL Global Asset Management Co., Ltd.

June 21, 2019	Entered into a purchase agreement with Woori Bank to acquire the common shares of Woori Investment Bank Co., Ltd. (“Woori Investment Bank”) and integrate Woori Investment Bank as a first-tier subsidiary of the Company (Buyer: Woori Financial Group, Seller: Woori Bank)

July 3, 2019	Entered into a stock exchange agreement between the Company and Woori Card Co., Ltd (“Woori Card”) to integrate Woori Card as a first-tier subsidiary of the Company

July 25, 2019	Entered into a share purchase agreement to acquire Kukje Asset Trust, Ltd.

August 1, 2019	Integrated Woori Asset Management Corp. (formerly known as Tongyang Asset Management Co., Ltd.) as a first-tier subsidiary of the Company.

September 10, 2019	Integrated Woori Card and Woori Investment Bank as first-tier subsidiaries of the Company.

September 26, 2019	Disposed 4% of common shares of the Company held by Woori Bank to a Taiwanese company, Fubon Life Insurance Co., Ltd.

December 6, 2019	Integrated Woori Global Asset Management Corp. as a first-tier subsidiary of the Company

December 30, 2019	Integrated Woori Asset Trust Ltd. as a first-tier subsidiary of the Company

March 25, 2020	Held the first annual general meeting of shareholders of Woori Financial Group; reappointed the Chief Executive Officer

October 26, 2020	Entered into a share purchase agreement to acquire Aju Capital Co., Ltd.

December 10, 2020	Integrated Woori Financial Capital Co., Ltd., (formerly known as Aju Capital Co., Ltd.) as a first-tier subsidiary of the Company

Integrated Woori Savings Bank(formerly known as Aju Savings Bank) as a second-tier subsidiary of the Company

January 15, 2021	Joined the Carbon Disclosure Project (CDP), announced support for the Task force on Climate related Financial Disclosure (TCFD) and established the ESG management principles of Woori Financial Group

March 5, 2021	Established the Board ESG Management Committee

March 12, 2021	Integrated Woori Savings Bank as a first-tier subsidiary of the Company

April 9, 2021	Disposal by the Korea Deposit Insurance Corporation of a 2% stake in Woori Financial Group

April 15, 2021	Acquired an additional 12.9% equity interest in Woori Financial Capital Co., Ltd.

May 13, 2021	Participated in the capital increase of Woori Savings Bank (KRW 100 billion)

May 24, 2021	Purchased 3.6% of the treasury stock of Woori Financial Capital Co.

June 4, 2021	Entered into a stock exchange agreement to acquire the remaining shares of Woori Financial Capital Co., Ltd.

August 10, 2021	Integrated Woori Financial Capital Co., Ltd., as a wholly-owned subsidiary of the Company (completion of stock exchange)

September 9, 2021	Announcement by the Korea Deposit Insurance Corporation of the contemplated sale of its remaining stakes in Woori Financial Group

October 8, 2021	Joined the Science Based Targets initiative (SBTi) as part of the roadmap for achieving carbon neutrality

November 2, 2021	Obtained regulatory approval for using the Internal Rating Based (IRB) approach

November 9, 2021	Obtained an ‘AA’ rating from MSCI’s ESG assessment (2 grades higher than the previous year) and an ‘A’ rating from KCGS (Korea Corporate Governance Service) (1 grade higher than the previous year)

November 17, 2021	Newly admitted into the Asia Pacific Index of DJSI(Dow Jones Sustainability Indices)

December 9, 2021	Achieved practically full privatization through the decrease of the KDIC’S stake in us from 15.1% to 5.8%, changing the largest shareholder from the KDIC to the Employee Stock Ownership Association of Woori Financial Group

December 26, 2021	Launched the Group integrated car finance platform “Woori WON Car”

January 9, 2022	Officially launched the NPL investment company Woori Financial F&I Inc.

January 13, 2022	Joined the global environment initiative Taskforce on Nature-related Financial Disclosures (TNFD)

February 4, 2022	Recognized as an ‘Industry Mover’ in a sustainability assessment by S&P Global for 2022

February 10, 2022	Disposal by the Korea Deposit Insurance Corporation of a 2.2% stake in Woori Financial Group (reducing the KDIC’s stake in Woori Financial Group from 5.8% to 3.6%)

May 11, 2022	Became the first company in the world to join the launch of the ‘Business for Land (B4L) Initiative’ for the protection of sustainable forests and the recovery of land degradation

May 18, 2022	Disposal by the Korea Deposit Insurance Corporation of a 2.3% stake in Woori Financial Group (reducing the KDIC’s stake in Woori Financial Group from 3.6% to 1.3%)

June 19, 2022	Held the inaugural meeting of Woori Financial Future Foundation

b.	Affiliated Companies

(1)	Overview of Business Group

1.	Name of business group: Woori Financial Group Inc.

(2)	Affiliated companies within the business group

As of June 30, 2022

Type	Name of Company
Listed companies (3 companies)	Woori Financial Group
Woori Investment Bank
PT Bank Woori Saudara Indonesia
Unlisted companies (29 companies)	Woori Bank
Woori Card
Woori Financial Capital
Woori Asset Trust
Woori Savings Bank
Woori Asset Management
Woori Financial F&I
Woori Credit Information
Woori Fund Services
Woori Private Equity Asset Management
Woori Global Asset Management
Woori FIS
Woori Finance Research Institute
Korea BTL Infrastructure Fund
Woori America Bank
Woori Bank China Limited
AO Woori Bank
Banco Woori Bank do Brazil S.A.
Woori Global Markets Asia Limited
Woori Bank Vietnam Limited
Woori Wealth Development Bank
Woori Finance Myanmar
Woori Bank Cambodia PLC.
Woori Bank Europe Gmbh
Tutu Finance-WCI Myanmar
Woori-Hanwha Eureka Private Equity Fund
Arden Woori Apparel 1st Private Equity Fund
Woori-Dino No1. PEF
GreenESGGrowth No.1 Private Equity Fund

Note 1) Includes subsidiaries, etc. under the Financial Holding Company Act as of June 30, 2022

2.	Capital Structure (Changes in Capital)

	(units: Won, shares)
Date	Item	Type
		Common Shares	Preferred Shares	Others
June 30, 2022	Number of issued shares	728,060,549	—	—
	Par Value	5,000	—	—
	Capital Stock	3,640,302,745,000	—	—
December 31, 2021	Number of issued shares	728,060,549	—	—
	Par Value	5,000	—	—
	Capital Stock	3,640,302,745,000	—	—
December 31, 2020	Number of issued shares	722,267,683	—	—
	Par Value	5,000	—	—
	Capital Stock	3,611,338,415,000	—	—
December 31, 2019	Number of issued shares	722,267,683	—	—
	Par Value	5,000	—	—
	Capital Stock	3,611,338,415,000	—	—

Note 1) We issued 680,164,306 common shares when we were established in January 2019, and issued an additional 42,103,377 shares in September 2019 through a comprehensive stock exchange between Woori Financial Group and Woori Card.

Note 2) We issued an additional 5,792,866 common shares on August 10, 2021 through a comprehensive stock exchange to integrate Woori Financial Capital as a wholly-owned subsidiary.

As of June 30, 2022		(units: Won, shares)
		Stock Decrease/Increase
Date	Category	Type	Quantity	Par Value	Issue price	Note
January 11, 2019	—	Common	680,164,306	5,000	26,415	Establishment (comprehensive stock transfer)
September 10, 2019	—	Common	42,103,377	5,000	12,350	Comprehensive stock exchange Stock increase ratio: 6.19018%
August 10, 2021	—	Common	5,792,866	5,000	11,100	Comprehensive stock exchange Stock increase ratio: 0.80204%

Note 1) Due to Woori Financial Group’s establishment through a comprehensive stock transfer, the issue price was calculated by dividing the total equity from its financial statements at the time of establishment (KRW 17,966,458,911,689) by the total number of issued shares (680,164,306).

Note 2) Our capital changed in September 2019 and in August 2021 due to comprehensive stock exchanges. The issue prices were based on the closing stock price of each respective comprehensive stock exchange date.

3.	Total Number of Authorized Shares

As of June 30, 2022	(unit: shares)
Items	Type		Notes
	Common Shares	Total
Number of authorized shares	4,000,000,000	4,000,000,000	—
Number of issued shares	728,060,549	728,060,549	Note 1)
Number of treasury shares	2,324	2,324	Note 2)
Number of outstanding shares	728,058,225	728,058,225	—

Note 1) Includes 5,792,866 new common shares issued on August 10, 2021 due to a comprehensive stock exchange to integrate Woori Financial Capital as a wholly-owned subsidiary.

Note 2) Acquired from the issuance of fractional shares (2,322 new fractional shares were added in August 2021 due to the comprehensive stock exchange between Woori Financial Group and Woori Financial Capital)

II.	Business Overview

1.	Results of Operations

	(unit: billions of Won)
Type	2022 1H	2021	2020
Operating income	2,432	3,660	2,080
Non-operating income	36	89	-79
Income from continuing operations before income tax	2,468	3,749	2,001
Income tax expense from continuing operations	609	942	486
Net income	1,859	2,807	1,515
Controlling Interest	1,762	2,588	1,307
Non-controlling Interest	97	219	208

Note 1) Based on K-IFRS consolidated financial statements

2.	Funding Sources and Uses of Funds

a.	Sources of Funds

For the periods indicated other than as noted below								(units: millions of Won, %)
Classification	Funding Source	2022 1H			2021			2020
		Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion
Source	Deposits	308,325,486	1.08	68.71	291,653,291	0.79	70.88	265,636,358	1.08	71.78
	Borrowings	26,440,017	1.29	5.89	21,628,379	0.98	5.26	19,606,056	1.31	5.30
	Debentures	45,560,008	1.85	10.15	40,901,547	1.78	9.94	32,287,676	2.24	8.73
	Others	39,187,032	—	8.73	29,470,312	—	7.16	26,523,338	—	7.17
	Total Liabilities	419,512,542	—	93.49	383,653,529	—	93.23	344,053,429	—	92.97
Total Equity		29,219,185	—	6.51	27,845,863	—	6.77	25,996,721	—	7.03
Total Liabilities & Equity		448,731,727	—	100.00	411,499,392	—	100.00	370,050,150	—	100.00

Note 1) Average Balance : the simple average of the balances at the start of the fiscal year and at the end of each quarter

Note 2) Based on K-IFRS consolidated financial statements

b.	Use of Funds

For the periods indicated other than as noted below					(units: millions of Won, %)
Type	Managed Item	2022 1H			2021			2020
		Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion
Use	Cash & Due from Banks	14,536,949	0.56	3.24	13,809,362	0.34	3.36	11,925,297	0.45	3.22
	Marketable securities	66,613,385	1.38	14.84	58,416,310	1.67	14.20	54,474,169	1.87	14.72
	Loans	323,253,997	3.26	72.04	301,849,585	2.79	73.35	269,533,892	2.98	72.84
	Loans in local currency	278,054,735	3.10	61.96	262,010,967	2.59	63.67	233,117,610	2.75	63.00
	Loans in foreign currency	29,687,934	3.77	6.62	25,104,084	3.58	6.10	22,614,578	3.99	6.11
	Guarantee payments	22,250	3.25	0.00	28,000	2.46	0.01	15,845	4.04	0.00
	Credit card receivables	9,816,949	7.30	2.19	9,196,190	7.42	2.23	8,207,859	7.87	2.22
	Foreign bills bought	5,672,129	1.38	1.26	5,510,344	0.85	1.34	5,578,001	1.53	1.51
	Bad debt expense in local currency	Δ2,018,340	—	Δ0.45	Δ1,878,781	—	Δ0.46	Δ1,708,074	—	Δ0.46
	Others	46,345,736	—	10.33	39,302,917	—	9.55	35,824,866	—	9.68
Total Assets		448,731,727	—	100.00	411,499,392	—	100.00	370,050,150	—	100.00

Note 1) Average Balance : the simple average of the balances at the start of the fiscal year and at the end of each quarter

Note 2) Based on K-IFRS consolidated financial statements

3.	Other Information Necessary for Making Investment Decisions

a.	Capital Adequacy Ratios

Group BIS Capital Adequacy Ratios

As of the end of the period indicated	(units: billions of Won, %)
Type	2022 1H	2021	2020
Equity capital (A)	30,057	28,980	27,448
Risk weighted assets (B)	211,151	192,503	198,269
BIS(Capital adequacy) ratio (A/B)	14.23	15.05	13.84

Note 1) BIS (Bank for International Settlements) Capital Adequacy Ratios = Equity capital / Risk weighted assets * 100

Note 2) Based on K-IFRS consolidated financial statements and Basel III standards

Note 3) 2022 1H figures are estimates only and are subject to change

Capital Adequacy Ratios for Significant Subsidiaries and Consolidated Companies

As of the end of the periods indicated				(units: millions of Won, %)
Name of Company	Type		2022 1H	2021	2020
Woori Bank Note 2)	BIS ratio Note 1)	Equity capital (A)	25,651,758	25,473,034	25,269,072
		Risk weighted assets (B)	169,648,507	157,275,764	145,755,395
		Capital adequacy ratio (A/B)	15.12	16.20	17.34
Woori Card Note 3)	Adjusted capital ratio		16.69	17.73	19.93
	Tangible common equity ratio		11.03	11.84	13.48
Woori Financial Capital Note 3)	Adjusted capital ratio		13.41	13.38	12.17
	Tangible common equity ratio		11.89	11.70	10.77
Woori Investment Bank Note 4)	BIS ratio Note 1)	Equity capital (A)	620,443	576,693	491,799
		Risk weighted assets (B)	4,531,900	4,037,822	3,192,245
		Capital adequacy ratio (A/B)	13.69	14.28	15.41
Woori Asset Trust Note 5)	Operating capital ratio		1,326.95	1,078.93	1,286.43
Woori Asset Management Note 3)	Minimum operating capital ratio		692.42	721.87	754.11
Woori Savings Bank Note 6)	BIS Capital adequacy ratio Note 1)		18.39	21.47	13.40

Note 1) BIS (Bank for International Settlements) Capital Adequacy Ratio : Equity capital / Risk weighted assets * 100

Note 2) Figures for Woori Bank are based on the K-IFRS consolidated financial statements and Basel III standards. 2022 1H figures are estimates only and are subject to change

Note 3) Figures for Woori Card, Woori Financial Capital and Woori Asset Management are based on the applicable standards for business reports submitted to the Financial Supervisory Service and our K-IFRS separate financial statements

Note 4) Figures for Woori Investment Bank are based on the applicable standards for business reports submitted to the Financial Supervisory Service and our K-IFRS consolidated financial statements

Note 5) Figures for Woori Asset Trust are based on K-IFRS separate financial statements

Note 6) Figures for Woori Savings Bank are based on K-GAAP

b.	Liquidity Ratios

Won Liquidity Ratios

As of the end of the periods indicated								(units: millions of Won, %)
	2022 1H			2021			2020
Type	Won Liquidity Assets	Won Liquidity Liabilities	Won Liquidity Ratio	Won Liquidity Assets	Won Liquidity Liabilities	Won Liquidity Ratio	Won Liquidity Assets	Won Liquidity Liabilities	Won Liquidity Ratio
Woori Financial Group Note 1)	424,433	3,639	11,663.5	560,744	5,734	9,779.3	40,308	7,911	509.5
Woori Card Note 2)	7,767,955	1,665,510	466.4	7,455,390	1,419,809	525.1	6,255,965	1,406,387	444.8
Woori Financial Capital Note 2)	1,976,033	1,324,784	149.2	1,531,101	856,736	178.7	1,357,876	616,632	220.2
Woori Investment Bank Note 2)	2,533,232	1,838,253	137.8	2,728,159	2,031,260	134.3	2,166,208	1,555,418	139.3
Woori Asset Trust Note 2)	230,061	21,215	1,084.4	176,660	25,558	691.2	148,856	16,157	921.3
Woori Savings Bank Note 2), Note 3)	428,213	368,293	116.3	292,913	228,445	128.2	267,927	209,712	127.8

Note 1) Based on current assets and liabilities within one month of maturity

Note 2) Based on current assets and liabilities within 90 days of maturity

Note 3) Based on K-GAAP

Foreign Currency (FC) Liquidity Ratios

As of the end of the periods indicated								(units: millions of Won, %)
Type	2022 1H			2021			2020
	FC Liquidity Assets	FC Liquidity Liabilities	FC Liquidity Ratio	FC Liquidity Assets	FC Liquidity Liabilities	FC Liquidity Ratio	FC Liquidity Assets	FC Liquidity Liabilities	FC Liquidity Ratio
Woori Investment Bank Note 1)	32,108	30,383	105.7	13,583	—	—	425	—	—

Note 1) Based on current assets and liabilities within three months of maturity

Liquidity Coverage Ratios

				(unit: %)
Name of Company	Type	2022 1H	2021	2020
Woori Bank	Liquidity coverage ratio Note 1)	93.19	89.95	92.07
	Foreign currency liquidity coverage ratio Note 1)	107.27	107.40	106.06
	Ratio of business purpose premises and equipment	11.36	11.46	11.68

Note 1) The method of calculation is the same as those used for business disclosures, and the applicable periods are 2022 2Q, 2021 4Q and 2020 4Q

※

Under the Plans for Temporary Easing of Financial Regulations in Response to COVID-19 announced by the Financial Services Commission, the liquidity coverage ratio and the foreign currency liquidity coverage ratio requirements for banks was reduced from 100% to 85% and from 80% to 70%, respectively, until the end of June 2022.

c.	Profitability Ratio Note 1), Note 2)

Type	2022 1H		2021		2020
	ROA	ROE	ROA	ROE	ROA	ROE
Woori Financial Group
Including non-controlling interests	0.80	14.09	0.66	11.48	0.40	6.80
Excluding non-controlling interests	0.76	13.36	0.61	10.58	0.34	5.87
Woori Bank	0.73	12.97	0.60	9.92	0.37	5.95
Woori Card	1.26	7.75	1.10	6.36	0.98	5.29
Woori Financial Capital	1.79	15.49	1.69	15.73	1.53	13.83
Woori Investment Bank	1.63	13.61	1.59	12.89	1.47	13.13
Woori Asset Trust	29.34	42.82	18.64	27.05	22.03	31.51
Woori Asset Management	(0.18)	(0.20)	6.82	7.11	5.85	6.12
Woori Savings Bank Note 3)	1.04	6.90	1.06	7.95	0.97	10.10

Note 1) Based on the applicable standards for business reports submitted to the Financial Supervisory Service. The figures for Woori Financial Group and Woori Bank are on a consolidated basis and the figures for the other subsidiaries are on a non-consolidated basis

Note 2) Total assets and total equity : the simple average of the balances at the start of the fiscal year and at the end of each quarter

Note 3) Figures for Woori Savings Bank are based on K-GAAP

d.	Asset Quality

Group Asset Quality

	(units: billions of Won, %)
Type	2022 1H	2021	2020
Total loans	347,157	332,797	299,075
Substandard and below loans	1,052	990	1,256
Substandard and below loans ratio	0.30%	0.30%	0.42%
Non-Performing Loans	1,007	902	1,149
NPL Ratio	0.29%	0.27%	0.38%
Substandard and below coverage ratio (A/B)	210.3%	192.2%	153.8%
Loan Loss reserve (A)	2,212	1,903	1,932
Substandard and below loans (B)	1,052	990	1,256

Note 1) Based on the applicable standards for financial holding company business reports submitted to the Financial Supervisory Service

Asset Quality for Significant Subsidiaries and Consolidated Companies

									(units: %)
Type	2022 1H			2021			2020
	Substandard and below ratio	NPL ratio	Substandard and below coverage ratio	Substandard and below ratio	NPL ratio	Substandard and below coverage ratio	Substandard and below ratio	NPL ratio	Substandard and below coverage ratio
Woori Bank	0.19	0.18	250.25	0.20	0.18	205.50	0.32	0.30	153.95
Woori Card	0.55	—	104.69	0.41	—	103.21	0.63	—	102.65
Woori Financial Capital	1.09	—	170.75	1.20	—	196.70	1.77	—	140.15
Woori Investment Bank	0.47	0.47	164.29	0.57	0.55	120.05	0.79	0.20	84.78
Woori Asset Trust	24.30	—	—	56.61	—	—	63.64	—	—
Woori Savings Bank	2.72	—	106.31	2.32	—	117.37	3.40	—	90.37

Note 1) Based on the applicable standards for business reports submitted to the Financial Supervisory Service

Note 2) Figures for Woori Savings Bank are based on K-GAAP

III.	Financial Information

1.	Condensed Financial Statements (Consolidated)

Summary Consolidated Statement of Financial Position

(The Company and its Consolidated Subsidiaries, as of the end of the periods indicated)		(unit: millions of Won)
Classification	2022 1H	2021	2020
ASSETS
Cash and cash equivalents	10,015,736	7,565,818	9,990,983
Financial assets at fair value through profit or loss (“FVTPL”)	20,227,825	13,497,234	14,762,941
Financial assets at fair value through other comprehensive income	36,300,070	39,119,789	30,028,929
Securities at amortized cost	20,143,175	17,086,274	17,020,839
Loans and other financial assets at amortized cost	389,405,558	361,932,872	320,106,078
Investments in joint ventures and associates	1,361,836	1,335,167	993,291
Investment properties	396,859	389,495	387,464
Premises and equipment	3,141,524	3,174,720	3,287,198
Intangible assets and goodwill	784,914	785,386	792,077
Assets held for sale	8,033	26,327	60,002
Net defined benefit asset	123,960	21,346	5,658
Current tax assets	32,344	22,598	75,655
Deferred tax assets	87,020	31,131	46,088
Derivative assets (designated for hedging)	72,211	106,764	174,820
Other assets	2,844,625	2,088,950	1,348,994

Total assets	484,945,690	447,183,871	399,081,017

LIABILITIES
Financial liabilities at FVTPL	12,264,763	4,873,458	6,813,822
Deposits due to customers	335,223,351	317,899,871	291,477,279
Borrowings	31,383,588	24,755,459	20,745,466
Debentures	46,817,330	44,653,864	37,479,358
Provisions	547,271	576,134	501,643
Net defined benefit liability	52,311	47,986	52,237
Current tax liabilities	620,178	584,491	370,718
Deferred tax liabilities	18,689	186,946	160,250
Derivative liabilities (designated for hedging)	116,065	27,584	64,769
Other financial liabilities	27,793,558	24,171,030	14,215,817
Other liabilities	602,538	556,853	473,813

Total liabilities	455,439,642	418,333,676	372,355,172

EQUITY
Owners’ equity:	27,026,093	25,842,019	23,053,608
Capital stock	3,640,303	3,640,303	3,611,338
Hybrid securities	2,593,744	2,294,381	1,895,366
Capital surplus	682,385	682,385	626,111
Other equity	(2,430,652)	(2,167,614)	(2,347,472)
Retained earnings	22,540,313	21,392,564	19,268,265
Non-controlling interests	2,479,955	3,008,176	3,672,237

Total equity	29,506,048	28,850,195	26,725,845

Total liabilities and equity	484,945,690	447,183,871	399,081,017

Number of Consolidated Subsidiaries (excluding holding company)	163	152	131

Summary Consolidated Statement of Comprehensive Income

(The Company and its Consolidated Subsidiaries, for the periods indicated)	(unit: millions of Won, except per share amounts)
Classification	2022 1H	2021 1H	2021	2020
Operating income	2,432,113	1,983,840	3,659,749	2,080,394
Net interest income	4,103,322	3,322,619	6,985,721	5,998,512
Net fees and commissions income	846,384	729,454	1,470,775	1,014,039
Dividend income	78,922	130,738	309,211	138,543
Net gain or loss on financial instruments at FVTPL	341,427	136,407	325,751	421,709
Net gain or loss on financial assets at FVTOCI	(1,650)	45,059	32,624	24,138
Net gain or loss arising on financial assets at amortized cost	66,958	38,680	107,317	44,443
Impairment losses due to credit loss	(496,863)	(204,576)	(536,838)	(784,371)
General and administrative expenses	(1,957,102)	(1,855,493)	(4,147,411)	(3,956,181)
Other net operating expenses	(549,285)	(359,048)	(887,401)	(820,438)

Non-operating income (expense)	35,798	33,908	89,492	(79,143)

Net income before income tax expense	2,467,911	2,017,748	3,749,241	2,001,251

Income tax expense	(608,607)	(480,497)	(941,870)	(486,002)

Net income	1,859,304	1,537,251	2,807,371	1,515,249

Net income attributable to owners	1,761,934	1,419,698	2,587,936	1,307,266
Net income attributable to the non-controlling interests	97,370	117,553	219,435	207,983

Other comprehensive income (loss), net of tax	(223,775)	151,535	170,181	(82,207)

Items that will not be reclassified to profit or loss	84,883	185,682	96,529	54,964
Items that may be reclassified to profit or loss	(308,658)	(34,147)	73,652	(137,171)

Total comprehensive income	1,635,529	1,688,786	2,977,552	1,433,042

Comprehensive income attributable to the owners	1,532,364	1,569,431	2,745,764	1,233,097
Comprehensive income attributable to non-controlling interests	103,165	119,355	231,788	199,945
Net income per share:
Basic and diluted loss per share (in Korean Won)	2,364	1,922	3,481	1,742

2.	Condensed Financial Statements (Separate)

Summary Statement of Financial Position

(The Company, as of the end of the period indicated)	(unit: millions of Won)
Classification	2022 1H	2021	2020
ASSETS
Cash and cash equivalents	673,097	578,725	69,176
Financial assets at fair value through profit or loss	—	—	7,247
Financial assets at fair value through other comprehensive income	326,445	146,294	149,614
Loans and other financial assets at amortized cost	1,167,089	633,110	619,117
Investments in subsidiaries	22,394,915	22,144,915	21,562,229
Premises and equipment	8,110	7,790	12,538
Intangible assets	5,110	5,171	5,282
Net defined benefit asset	1,956	1,516	3,509
Current tax assets	2,209	856	307
Deferred tax assets	9,762	6,454	964
Other assets	167	151	—

Total assets	24,588,860	23,524,982	22,429,983

LIABILITIES
Financial liabilities at fair value through profit or loss	329	329	—
Debentures	1,447,461	1,367,429	1,147,503
Provisions	484	394	782
Current tax liabilities	539,558	468,305	215,071
Other financial liabilities	22,296	22,988	22,085
Other liabilities	547	548	570

Total liabilities	2,010,675	1,859,993	1,386,011

EQUITY
Capital stock	3,640,303	3,640,303	3,611,338
Hybrid securities	2,593,606	2,294,288	1,895,322
Capital surplus	10,909,281	10,909,281	14,874,084
Other equity	(16,825)	(3,874)	(1,518)
Retained Earnings	5,451,820	4,824,991	664,746

Total equity	22,578,185	21,664,989	21,043,972

Total liabilities and equity	24,588,860	23,524,982	22,429,983

Summary Statement of Comprehensive Income

(The Company, for the period indicated)	(unit: millions of Won, except per share amounts)
Classification	2022 1H	2021 1H	2021	2020
Operating Income:	1,215,982	643,330	590,550	594,752
Net interest expense	(7,943)	(10,728)	(22,245)	(12,953)
Interest income	6,578	1,585	4,236	10,082
Interest expense	(14,521)	(12,313)	(26,481)	(23,035)
Net fees and commissions loss	(6,315)	(6,609)	(12,585)	(15,394)
Fees and commissions income	653	402	1,306	805
Fees and commissions expense	(6,968)	(7,011)	(13,891)	(16,199)
Dividend income	1,264,236	690,025	692,605	680,375
Net gain or loss on financial instruments at FVTPL	—	—	(7,576)	(920)
Reversal(Provision) of impairment losses due to credit loss	(77)	(19)	76	116
General and administrative expenses	(33,919)	(29,339)	(59,725)	(56,472)
Non-operating income (expense)	(130)	95	(305)	(215)
Net income before income tax expense	1,215,852	643,425	590,245	594,537
Income tax benefit (expense)	(1,604)	(81)	4,607	781

Net income	1,214,248	643,344	594,852	595,318

Other comprehensive loss, net of tax	(12,951)	(806)	(2,330)	(887)
Items that will not be reclassified to profit or loss	(12,951)	(806)	(2,330)	(887)
Net gain or loss on valuation of equity securities at FVTOCI	(14,391)	(336)	(2,408)	(280)
Remeasurement of the net defined benefit liability	1,440	(470)	78	(607)

Total comprehensive income	1,201,297	642,538	592,522	594,431

Net income per share:
Basic and diluted income per share (in Korean Won)	1,611	847	730	757

3.	Dividend Information

•

In the mid- to long-term, Woori Financial Group plans to not only increase its dividends per share according to its improvement in net income, but also to gradually increase its dividend payout ratio based on its mid- to long-term management plan (as resolved by the board of directors on December 18, 2020).

•

As part of its shareholder return policy, the Company paid its first interim dividend since its establishment in 2021 and amended its Articles of Incorporation to fix its interim dividend record date to June 30 to improve the predictability of its dividend payouts. Following the previous year, the Company paid an interim dividend in 2022 as well (as resolved by the board of directors on July 22).

•

The Company plans to re-establish its mid-to long-term management plan in consideration of the prolonged COVID-19 situation, the domestic and global economic conditions and the increasing volatility of the financial market. It also plans to review various shareholder return policies to improve shareholder value while maintaining capital adequacy.

•

The above plans are subject to change taking into account factors such as the COVID-19 situation and changes in the domestic and overseas business environment. Further details will be separately disclosed after a resolution of the board of directors of our company.

Items		2022 1H	2021	2020
Par value per share (Won)		5,000	5,000	5,000
Net profit (Millions of Won)		1,761,934	2,587,936	1,307,266
Earnings per share (Won)		2,364	3,481	1,742
Total cash dividends (Millions of Won)		109,209	654,384	260,016
Total stock dividends (Millions of Won)		—	—	—
Cash dividend payout ratio (%)		6.20	25.29	19.89
Cash dividend yield (%)	Common Shares	1.2	6.8	3.6
	Preferred Shares	—	—	—
Stock dividend yield (%)	Common Shares	—	—	—
	Preferred Shares	—	—	—
Cash dividend per share (Won)	Common Shares	150	900	360
	Preferred Shares	—	—	—
Stock dividend per share (Share)	Common Shares	—	—	—
	Preferred Shares	—	—	—

Note 1) The dividends for 2022 1H are interim dividends (as resolved by the board of directors on July 22, 2022)

Note 2) The dividends for 2021 include an interim dividend of Won 108,340mil (Won 150 per share)

IV.	Independent Auditor’s Opinion

1.	Independent Auditor’s Opinion

	2022 1H	2021	2020
Auditor	Samil PricewaterhouseCoopers	Samil PricewaterhouseCoopers	Samil PricewaterhouseCoopers
Auditor’s Opinion	Note 1)	Note 2)	Note 3)

Note 1) In its review report attached to this report, Samil PricewaterhouseCoopers has stated that nothing had come to their attention that caused them to believe that the accompanying consolidated and separate interim financial statements of Woori Financial Group are not presented fairly in all material respects, in accordance with Korean IFRS.

Note 2) In its audit report, Samil PricewaterhouseCoopers has stated that the financial statements present fairly, in all material respects, the financial position of Woori Financial Group as of December 31, 2021, and its financial performance and its cash flows for the year then ended in accordance with Korean IFRS

Note 3) In its audit report, Samil PricewaterhouseCoopers has stated that the financial statements present fairly, in all material respects, the financial position of Woori Financial Group as of December 31, 2020, and its financial performance and its cash flows for the year then ended in accordance with Korean IFRS.

2.	Compensation to the Independent Auditor

a.	Audit Services

Term	Auditor	Description	Contract		Actual
			Fee	Time	Fee	Time
2022 1H	Samil PricewaterhouseCoopers	1Q/1H/3Q Review Closing audit (including internal accounting management system)	KRW 1,068 million	9,380 hours	KRW 340 million	2,412 hours
2021	Samil PricewaterhouseCoopers	1Q/1H/3Q Review Closing audit (including internal accounting management system)	KRW 1,172 million	10,450 hours	KRW 1,172 million	9,962 hours
2020	Samil PricewaterhouseCoopers	1Q/1H/3Q Review Closing audit (including internal accounting management system)	KRW 1,135 million	10,400 hours	KRW 1,135 million	10,514 hours

Note 1) Fee excludes VAT

Note 2) Time includes planning time up until the commencement of the applicable services

b.	Other Audit Services

None.

c.	Current Status of Audit Service Agreements with the Independent Auditor Relating to U.S. Listing

Term	Auditor	Description	Fee
2021	Samil PricewaterhouseCoopers	U.S. PCAOB standard audit of consolidated financial statements and internal control over financial reporting (for FY2022)	KRW 2,240 million
2020	Samil PricewaterhouseCoopers	U.S. PCAOB standard audit of consolidated financial statements and internal control over financial reporting (for FY2021)	KRW 2,370 million
		U.S. PCAOB standard audit of consolidated financial statements and internal control over financial reporting (for FY2020)	KRW 2,280 million

Note 1) Fee excludes VAT

d.	Non-Audit Services

Term	Date of Execution of Agreement	Description of Service	Service Term	Fees
2022 1H	March 30, 2022	Tax adjustment (including review relating to application of consolidated tax)	April 1, 2022 ~ May 31, 2023	KRW 64 million
2021	March 29, 2021	Tax adjustment (including review relating to application of consolidated tax)	June 1, 2021 ~ May 31, 2022	KRW 61 million
2020	July 9, 2020	Tax adjustment (including review relating to application of consolidated tax)	July 9, 2020 ~ May 31, 2021	KRW 61 million

Note 1) Fee excludes VAT

V.	Corporate Governance

1.	About the Board of Directors

a.	Composition of the Board of Directors

As of June 30, 2022 the board of directors consisted of seven outside directors, one standing director, and one non-standing director.

On January 27, 2022, In-Sub Yoon and Yo-Hwan Shin were newly appointed as outside directors at an extraordinary general meeting of shareholders. On February 14, 2022, a non-standing director, Hong-Tae Kim, resigned for personal reasons prior to the expiration of his term. On March 25, Soo-Young Song was newly appointed as an outside director and Sung-Tae Ro, Sang-Yong Park, Chan-Hyoung Chung and Dong-Woo Chang were re-appointed as outside directors at the annual general meeting of shareholders for FY2021. Won-Duk Lee resigned a standing director due to his appointment as the CEO of Woori Bank on March 23, 2022 and was newly appointed as a non-standing director on March 25, 2022, at the annual general meeting of shareholders for FY2021.

b.	Committees under the Board of Directors

We currently have the following committees serving under the board of directors:

(a)	Audit Committee

(b)	Board Risk Management Committee

(c)	Compensation Committee

(d)	Committee for Recommending Executive Officer Candidates

(e)	Committee for Recommending Subsidiary Representative Director Candidates

(f)	Committee for Internal Control Management

(g)	Board ESG Management Committee

(As of June 30, 2022) Name of Committee	Composition	Names of Members
Audit Committee	Three outside directors	(Chairman) Chan-Hyoung Chung (outside director) Sung-Tae Ro (outside director) Dong-Woo Chang (outside director)
Board Risk Management Committee	Four outside directors	(Chairman) In-Sub Yoon (outside director) Sang-Yong Park (outside director) Yo-Hwan Shin (outside director) Soo-Young Song (outside director)
Compensation Committee	Five outside directors	(Chairman) Yo-Hwan Shin (outside director) Sung-Tae Ro (outside director) Sang-Yong Park (outside director) In-Sub Yoon (outside director) Chan-Hyoung Chung (outside director)
Committee for Recommending Executive Officer Candidates	Seven outside directors

(Chairman) Dong-Woo Chang (outside director)

Sung-Tae Ro (outside director)

Sang-Yong Park (outside director)

In-Sub Yoon (outside director)

Chan-Hyoung Chung (outside director)

Yo-Hwan Shin (outside director)

Soo-Young Song (outside director)

Committee for Recommending Subsidiary Representative Director Candidates	Seven outside directors One standing director

(Chairman) Tae-Seung Son (standing director)

Sung-Tae Ro (outside director)

Sang-Yong Park (outside director)

In-Sub Yoon (outside director)

Chan-Hyoung Chung (outside director)

Yo-Hwan Shin (outside director)

Dong-Woo Chang (outside director)

Soo-Young Song (outside director)

Committee for Internal Control Management	Three outside directors One standing director	(Chairman) Sang-Yong Park (outside director) Yo-Hwan Shin (outside director) Soo-Young Song (outside director) Tae-Seung Son (standing director)
Board ESG Management Committee	Seven outside directors One standing director One non-standing director

(Chairman) Soo-Young Song (outside director)

Sung-Tae Ro (outside director)

Sang-Yong Park (outside director)

In-Sub Yoon (outside director)

Chan-Hyoung Chung (outside director)

Yo-Hwan Shin (outside director)

Dong-Woo Chang (outside director)

Tae-Seung Son (standing director)

Won-Duk Lee (non-standing director)

2.	Shareholder’s Meeting

a.	Voting Rights Note 1)

As of June 30, 2022	(unit: shares)
Items		Number of shares	Notes
Number of issued shares	Common Shares	728,060,549	—
	Preferred Shares	—	—
Number of shares without voting rights	Common Shares	343,991	Note 2)
	Preferred Shares	—	—
Number of shares for which voting rights are excluded pursuant to the articles of incorporation	Common Shares	—	—
	Preferred Shares	—	—
Number of shares for which voting rights are limited by law	Common Shares	11,437,579	Note 3)
	Preferred Shares	—	—
Number of shares for which voting rights have been restored	Common Shares	—	—
	Preferred Shares	—	—
Number of shares for which voting rights may be exercised	Common Shares	716,278,979	—
	Preferred Shares	—	—

Note 1) As of the annual general meeting of shareholders for 2021 in March 2022

Note 2) Treasury shares acquired from the issuance of fractional shares and shares in mutual ownership (pursuant to Article 369 of the Commercial Act)

Note 3) A non-financial business operator is restricted from exercising voting rights in excess of 4% of the total number of outstanding voting shares of a financial holding company.(pursuant to Article 8-2 of the Financial Holding Company Act)

b.	Summary of the Shareholder’s Meeting Minutes

	Agenda	Result
Annual General Meeting of Shareholders for 2019 (March 25, 2020)	1. Approval of financial statements for the fiscal year 2019	Approved as submitted
	2. Approval of amendments to the Articles of Incorporation	Approved as submitted

3. Appointment of directors (4 directors)

- 3-1 Candidate for outside director : Dennis Chan

- 3-2 Candidate for non-standing director : Hong-Tae Kim

- 3-3 Candidate for standing director : Won-Duk Lee

- 3-4 Candidate for standing director : Tae-Seung Son

Approved as submitted
	4. Approval of the maximum limit on directors’ compensation	Approved as submitted
Annual General Meeting of Shareholders for 2020 (March 26, 2021)	1. Approval of financial statements for the fiscal year 2020	Approved as submitted
	2. Approval of amendments to the Articles of Incorporation	Approved as submitted
	3. Approval of the reduction of capital reserve	Approved as submitted

4. Appointment of directors (1 standing director, 4 outside directors)

- 4-1 Candidate for standing director : Won-Duk Lee

- 4-2 Candidate for outside director : Sung-Tae Ro

- 4-3 Candidate for outside director : Sang-Yong Park

- 4-4 Candidate for outside director : Zhiping Tian

- 4-5 Candidate for outside director : Dong-Woo Chang

Approved as submitted
	5. Appointment of an outside director who will serve as an Audit Committee Member - Candidate for outside director who will serve as an Audit Committee Member : Chan-Hyoung Chung	Approved as submitted

6. Appointment of Audit Committee Members who are outside directors

- 6-1 Candidate for Audit Committee Member who is an outside director

: Sung-Tae Ro

- 6-2 Candidate for Audit Committee Member who is an outside director

: Dong-Woo Chang

Approved as submitted
	7. Approval of the maximum limit on directors’ compensation	Approved as submitted
Extraordinary General Meeting of Shareholders in 2022 (January 27, 2022)	1. Appointment of directors (2 outside directors) - 1-1 Candidate for outside director : In-Sub Yoon - 1-2 Candidate for outside director : Yo-Hwan Shin	Approved as submitted
Annual General Meeting of Shareholders for 2021 (March 25, 2022)	1. Approval of financial statements for the fiscal year 2021	Approved as submitted
	2. Approval of amendments to the Articles of Incorporation	Approved as submitted

3. Appointment of directors (4 outside directors, 1 non-standing director)

- 3-1 Candidate for outside director : Soo-Young Song

- 3-2 Candidate for outside director : Sung-Tae Ro

- 3-3 Candidate for outside director : Sang-Yong Park

- 3-4 Candidate for outside director : Dong-Woo Chang

- 3-5 Candidate for non-standing director : Won-Duk Lee

Approved as submitted
	4. Appointment of an outside director who will serve as an Audit Committee Member - Candidate for outside director who will serve as an Audit Committee Member : Chan-Hyoung Chung	Approved as submitted

5. Appointment of Audit Committee Members who are outside directors

- 5-1 Candidate for Audit Committee Member who is an outside director

: Sung-Tae Ro

- 5-2 Candidate for Audit Committee Member who is an outside director

: Dong-Woo Chang

Approved as submitted
	6. Approval of the maximum limit on directors’ compensation	Approved as submitted

VI.	Shareholder Information

1.	Share Distribution

a.	Share Information of the Largest Shareholder and Specially Related Parties

As of June 30, 2022			(units: shares, %)
Name	Relation	Type	Shares Held				Notes
			Beginning balance Note 2)		Ending balance
			Number	Share	Number	Share
Employee Stock Ownership Association of Woori Financial Group	The largest shareholder	Common	38,859,717	5.33	39,463,492	5.42	—
Employee Stock Ownership Association of Woori Bank	Specially related party of the largest shareholder	Common	32,630,581	4.48	28,836,872	3.96
Total		Common	71,490,298	9.82	68,300,364	9.38	—
		Others	—	—	—	—	—

Note 1) The largest shareholder changed on December 9, 2021 due to the Korea Deposit Insurance Corporate’s sale of Woori Financial Group’s equity shares. Refer to the prior disclosure on Form 6-K on December 10, 2021, “Changes in the Largest Shareholder” for further details.

Note 2) Beginning balance is as of December 31, 2021

b.	Changes in the largest shareholder

As of June 30, 2022	(units: shares, %)

Change of Date	Largest Shareholder	Number Held	Share	Notes
January 11, 2019	Korea Deposit Insurance Corporation	124,604,797	18.32	Comprehensive Stock Transfer (Woori Financial Group) Note 1)
September 10, 2019	Korea Deposit Insurance Corporation	124,604,797	17.25	Issuance of new common shares (42,103,377 shares) Note 2)
April 9, 2021	Korea Deposit Insurance Corporation	110,159,443	15.25	Sale of KDIC’s 14,445,354 shares through after-hours trading Note 3)
August 10, 2021	Korea Deposit Insurance Corporation	110,159,443	15.13	Issuance of new common shares (5,792,866 shares) Note 4)
December 9, 2021	Employee Stock Ownership Association of Woori Financial Group and others 1	71,346,178	9.80	ESOA’s purchase of 1.00% of the KDIC’s remaining shares of Woori Financial Group (8.80% share already held) Note 5)

Note 1) Woori Financial Group was established pursuant to a comprehensive stock transfer of Woori Bank and five other companies, and the KDIC received new shares of Woori Financial Group in accordance with the stock transfer ratio.

※	transfer ratio Woori Bank : Woori Financial Group = 1: 1.0000000

Note 2) Comprehensive stock exchange between Woori Financial Group and Woori Card.

Note 3) Refer to the prior disclosures on Form 6-K on April 13, 2021, “Change in the Number of Shares Owned by the Largest Shareholder of Woori Financial Group” for further details.

Note 4) Comprehensive stock exchange between Woori Financial Group and Woori Financial Capital

Note 5) Refer to the prior disclosure on Form 6-K on December 10, 2021, “Changes in the Largest Shareholder” for further details.

c.	Share Ownership of More Than 5%

As of June 30, 2022	(units: shares, %)
	Name	Shares		Notes
		No. of shares	Percentage of shareholding
Share ownership of more than 5%	National Pension Service	57,204,081	7.86	Note 1)
	Nobis1, Inc. (IMM PE)	40,560,000	5.57	—
Employee Stock Ownership Association		68,300,364	9.38	The largest shareholder Note 2)

Note 1) Shares are as of July 7, 2022, based on the disclosure of the National Pension Service on August 2, 2022

Note 2) Total shares of the employee stock ownership association of Woori Financial Group and Woori Bank

2.	Stock Price and Stock Market Performance

a.	Domestic Stock Market

						(units: Won, shares)
Period		January 2022	February 2022	March 2022	April 2022	May 2022	June 2022
Common Shares	High	15,350	15,850	15,450	16,200	15,700	14,900
	Low	12,800	14,200	13,450	14,750	14,200	12,050
	Average	14,220	14,817	14,552	15,426	15,019	13,610
Monthly Trade Volume	High	7,988,069	23,609,095	6,435,482	5,016,438	25,912,180	26,978,864
	Low	1,498,991	1,970,233	1,466,286	679,329	1,603,983	1,658,177
	Monthly Total	64,898,256	79,640,544	58,386,321	47,668,049	90,932,722	83,389,627

Note 1) Source: KRX KOSPI Market

Note 2) Share prices are based on closing prices.

b.	Foreign Stock Market (NYSE)

						(units: US Dollars, Won, ADSs)
Period		January 2022	February 2022	March 2022	April 2022	May 2022	June 2022
ADS	High	38.04	39.52	38.93	39.51	37.22	36.25
	Low	32.34	34.54	31.84	34.62	33.77	28.05
	Average	35.77	37.13	35.65	37.53	35.71	32.41
Won Conversion	High	45,199	47,337	47,717	48,850	47,109	44,892
	Low	38,750	41,541	38,574	43,947	42,864	36,041
	Average	42,709	44,499	43,526	46,252	45,344	41,395
Monthly Trade Volume	High	44,204	36,162	58,035	43,556	261,150	114,808
	Low	5,733	6,163	5,656	11,861	11,750	15,111
	Monthly Total	371,654	290,964	505,229	413,158	1,222,701	1,152,461

Note 1) Source: standard trading rate (daily and monthly average) (Seoul Money Brokerage, www.smbs.biz)

Note 2) One ADS represents three common shares.

Note 3) Share prices are based on closing prices.

VII.	Directors and Employee Information

1.	Directors and Executives

As of June 30, 2022
Position		Name	Common Shares Owned	Term Commencement Date	Expiration of Term
Chief Executive Officer	Registered	Tae-Seung Son	118,127	January 11, 2019 ~	Note 1)
Outside Director	Registered	Sung-Tae Ro	5,000	January 11, 2019 ~	Note 1)
Outside Director	Registered	Sang-Yong Park	1,000	January 11, 2019 ~	Note 1)
Outside Director	Registered	In-Sub Yoon	—	January 27, 2022~	Note 2)
Outside Director	Registered	Chan-Hyoung Chung	10,532	January 11, 2019 ~	Note 1)
Outside Director	Registered	Yo-Hwan Shin	—	January 27, 2022~	Note 2)
Outside Director	Registered	Dong-Woo Chang	—	January 11, 2019 ~	Note 1)
Outside Director	Registered	Soo-Young Song	—	March 25, 2022~	Note 2)
Non-standing Director	Registered	Won-Duk Lee Note 3)	26,500	March 25, 2022~	December 31, 2023
President	Non-Registered	Hwa-Jae Park	30,421	February 25, 2022~	December 31, 2023
President	Non-Registered	Sang-Wook Chun	9,600	February 25, 2022~	December 31, 2023
Senior Deputy President	Non-Registered	Min-Cheol Shin	32,000	February 25, 2022~	December 23, 2022
Deputy President	Non-Registered	Jin-Ho Noh	9,000	February 11, 2020 ~	December 17, 2022
Deputy President	Non-Registered	Kyu-Mok Hwang	17,239	December 18, 2020 ~	December 17, 2022
Deputy President	Non-Registered	Seok-Young Chung	24,951	December 18, 2020 ~	January 10, 2023
Deputy President	Non-Registered	Jong-Il Park	19,119	February 25, 2022~	February 10, 2023
Deputy President & Compliance Officer	Non-Registered	Byoung-Kwon Woo	10,500	February 25, 2022~	February 10, 2024
Deputy President	Non-Registered	Sung-Wook Lee	15,000	February 25, 2022~	February 10, 2023
Senior Managing Director	Non-Registered	Jong-Keun Lee	6,127	February 25, 2022~	December 17, 2022
Managing Director	Non-Registered	Il-Jin Ouk	3,000	February 25, 2022~	February 24, 2024
Managing Director	Non-Registered	Tae-Jeong Song	12,000	February 25, 2022~	December 31, 2023

Note 1) End of the annual general meeting of shareholders for FY2022

Note 2) End of the annual general meeting of shareholders for FY2023

Note 3) Won-Duk Lee served as a standing director from March 25, 2020 to March 23, 2022.

Note 4) Term commencement date: date of inauguration for registered officers or directors / date of appointment for non-registered officers or directors

Note 5) Common shares owned are as of the date of submission of this report, and those owned by executives exclude the shares owned through the Employee Stock Ownership Association.

2.	Employee Status

As of June 30, 2022								(units: persons, millions of Won)
	Number of Employees					Average Tenure	Total Compensation	Average Compensation Per Person	Note
	Regular		Contract		Total
	Total	(Short time worker)	Total	(Short time worker)
Total	117	—	38	—	155	2 years 6 months (16 years)	15,428	99	—

Note 1) 18 employees (14 regular employees and 4 contract employees) concurrently employed by affiliated companies are excluded

Note 2) Average tenure: term in (  ) includes tenure at affiliated companies

Note 3) Contract employees include non-registered executives

3.	Directors’ Compensation

As of June 30, 2022		(units: persons, millions of Won)
Items	Number of Persons	Total Compensation	Average Compensation Per Director	Note
Registered Directors (excludes outside directors and audit committee members)	2	1,047	466	—
Outside Directors (excludes audit committee members)	4	130	35	—
Audit Committee Members	3	84	28	—
Auditor	—	—	—	—

Note 1) Registered directors and audit committee members include uncompensated directors

Note 2) Only the compensation amount paid by Woori Financial Group is included for the three executives concurrently employed by Woori Bank

Note 3) Number of Persons is as of June 30, 2022

Note 4) Total Compensation is the amount paid from January 1, 2022 to June 30, 2022

Note 5) Average compensation per director was calculated by dividing the total compensation paid from January 1, 2022 to June 30, 2022 by the annualized number of persons *Annualized number of persons include 2 newly appointed outside directors and a resigned non-standing director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: August 17, 2022	By:	/s/ Sang-Wook Chun
(Signature)
Name: Sang-Wook Chun
Title: President